

February 7, 2012

Via E-mail
David Kalenuik
Chief Executive Officer
Lake Victoria Mining Company, Inc.
Suite 810 – 675 West Hastings Street
Vancouver, British Columbia, Canada V6B 1N2

> **Re: Lake Victoria Mining Company, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed July 14, 2011**
> **File No. 000-53291**

Dear Mr. Kalenuik:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 8. Financial Statements and Supplemental Data

Report of independent registered public accounting firm, page F-3

1. Please advise your current auditor to revise the opening paragraph of its audit report to address the cumulative period from December 11, 2006 (inception) to March 31, 2011. We also note your current auditor based its opinion, insofar as it relates to amounts included for cumulative data, upon reports of other auditors who audited the cumulative period from December 11, 2006 (inception) to March 31, 2010. As such, the predecessor auditor's report covering the above referenced period is required to be included in the filing. Please advise your former independent auditor, BehlerMick PS, to revise the opening and opinion paragraphs of its report to address the cumulative period from December 11, 2006 (inception) to March 31, 2010, and amend your Form 10-K to include both revised reports.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551 -3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining